UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 17, 2006
Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

        Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated March 17, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 17, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

NEWS RELEASE

SEASPAN ANNOUNCES SALE AND TRANSFER OF DENNIS R. WASHINGTON’S CLASS B SHARES
TO THE KYLE R. WASHINGTON 1999 TRUST II

Hong Kong, China, March 17, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today that Dennis R. Washington sold and transferred all of his Class B common shares to the Kyle R. Washington 1999 Trust II (the “Trust”) for estate planning purposes. The beneficiary of the Trust is Seaspan’s Chairman of the Board, Kyle Washington.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 15 containerships consisting of thirteen 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 17 months, Seaspan will add 14 additional vessels to its fleet, including six 4250 TEU vessels, two 9600 TEU vessels, two 3500 TEU vessels and four 2500 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-482-8777

Ms. Nina Devlin/Ms. Erin Moore
Brunswick Group
Tel: 212-333-3810

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